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ANNUAL ~~AUDITED REPORT~~ FORM X-17A-5 ~~PART III~~

SEC FILE NUMBER
8- 35658

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dowling + Partners Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 Farmington Ave.
(No. and Street)

Farmington, CT 06032
(City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 25 2005 DIVISION OF MARKET REGULATION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent J. Dowling Jr. 860-676-8600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

100 Pearl St. Hartford CT 06103
(Address) (City) (State) (Zip Code)

PROCESSED MAR 23 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/05

OATH OR AFFIRMATION

I, Vincent J. Dowling Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dowling + Partners Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA C. HOWARD
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 2005

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors on Internal Control

To the Members of
Dowling & Partners Securities, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedule of Dowling & Partners Securities, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and

3. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the

objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 14, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Managing Member of
Dowling & Partners Securities, LLC:

In our opinion, the accompanying statements of financial condition and the related statements of income, changes in member equity and cash flows present fairly, in all material respects, the financial position of Dowling & Partners Securities, LLC at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 14, 2005

Dowling & Partners Securities, LLC
Statements of Financial Condition
December 31, 2004 and 2003

	2004	2003
Assets		
Cash and cash equivalents	$ 22,991,583	$ 16,305,568
Deposits with clearing organization	206,339	204,625
Commissions receivable	735,759	748,445
Syndicate designation receivable	605,797	2,331,588
Securities owned, at fair value (Note 2)	5,008,097	3,874,674
Fixed assets (Note 3)	282,211	391,623
Other assets	428,410	86,777
Total	$ 30,258,196	$ 23,943,300
Liabilities and Capital		
Liabilities		
Incentive compensation payable	$ 4,823,368	$ 4,731,431
Accounts payable and accrued expenses	569,112	689,201
Distribution payable to Parent Company	7,858,447	2,245,861
Deferred revenue	27,119	13,467
Securities sold not yet purchased	980,150	763,340
Total liabilities	14,258,196	8,443,300
Member equity	16,000,000	15,500,000
Total	$ 30,258,196	$ 23,943,300

The accompanying notes are an integral part of these financial statements.

1. **Summary of Significant Accounting Policies**

Business
Dowling & Partners Securities, LLC (the "Company") is a registered broker-dealer located in Farmington, Connecticut that is a wholly-owned subsidiary of Dowling & Partners Holdings, LLC (the "Parent Company"). Dowling & Partners Securities initiates securities transactions for a variety of institutional clients on a fully disclosed basis. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the NASD and the Securities Investors Protection Corporation (SIPC). The Company does not receive customer funds or securities during the course of its operations and is exempt from the calculation of a reserve requirement pursuant to Rule 15c3-3 subparagraph (k)(2)(ii) under the Securities Exchange Act of 1934.

Cash and Cash Equivalents
Cash and cash equivalents consist of amounts due from banks and cash on hand with the Company's clearing broker.

Fixed Assets
Fixed assets are valued at cost, less accumulated depreciation. Depreciation is provided as allowed for tax purposes. The differences between depreciation as allowed for tax purposes methods and those using estimated useful lives under accounting principles generally accepted in the United States of America is not material.

Securities
Securities owned and securities sold, but not yet purchased, are recorded on trade date and marked to market at the end of the month and consist of corporate stocks which are classified as trading securities and reported at fair value. The resulting difference between cost and fair value is reported in earnings. Fair values are based upon quoted market prices.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the statements of financial condition and results of operations for each year. Actual results could differ from those estimates.

Revenue Recognition
Commissions and expenses resulting from securities transactions initiated for customers are recorded on a trade date basis. Revenue from securities transactions (trading activity) in the Company's accounts are recorded on a trade date basis. Investment banking revenue is recorded as follows: investment banking fees on the offering date (net of sales concessions which are recorded on the settlement date) and underwriting sales participation fees at the time the underwriting is completed and the income is reasonably determinable.

Income Taxes
The Company made an election to be taxed as a Partnership for income tax purposes. This election provides for net income or loss of the Company to be reported on the personal income tax returns of the members. As a result, the Company pays no income tax on its income and receives no income tax benefit from its losses.

2. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned consist of marketable securities. Securities owned consist of the following as of December 31:

	2004		2003	
	Owned	Sold Not Yet Purchased	Owned	Sold Not Yet Purchased
Marketable equity securities	$ 5,008,097	$ 980,150	$ 3,874,674	$ 763,340

3. Fixed Assets

Fixed assets consist of the following at December 31:

	2004	2003
Equipment	$ 662,075	$ 418,702
Furniture and fixtures	452,039	915,141
Leasehold improvements	14,857	9,048
	1,128,971	1,342,891
Accumulated depreciation	(846,760)	(951,268)
Total	$ 282,211	$ 391,623

4. Concentration of Credit Risk and Off-Balance-Sheet Credit Risk

The Company maintains cash and cash equivalent balances at financial institutions in excess of federally insured limits. At December 31, 2004 and 2003, uninsured cash and cash equivalent balances aggregated $22,891,583 and $16,205,568, respectively.

The Company, as part of its normal brokerage activities, assumes short positions in securities sold, but not yet purchased. The establishment of short positions exposes the Company to off-balance-sheet risk in the event the securities' price increase, as the Company may be obligated to acquire the securities at prevailing market prices.

Pursuant to its agreement with a carrying broker, the Company would be financially responsible to compensate the carrying broker for losses suffered as a result of doing business with the Company's customers. Such potential losses represent off-balance-sheet risk to the Company. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business. The carrying broker has a lien on all assets of the Company. The Company maintains a required deposit of at least $200,000 ($206,339 balance as of December 31, 2004) held with the carrying broker. As the right to charge the Company has no maximum amount and applies to all trades executed through the carrying broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company has recorded no liabilities with regard to the right.

5. Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934. Under the Company's current operations, such Rule prohibits the Company from engaging in any securities transactions unless minimum net capital of the greater of 6-2/3% of aggregate indebtedness or $100,000 is maintained. Additionally, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital.

At December 31, 2004, the Company had net capital for regulatory purposes of $15,245,082 and a minimum net capital requirement of $798,280. The ratio of aggregate indebtedness to net capital was .79 to 1 at December 31, 2004.

6. Related Party Transactions

The Company currently leases office space from an entity owned by certain of the Company's members. Rent expense for this lease amounted to $213,880 and $200,742 during 2004 and 2003, respectively.

During 2004, the Company sold certain fixed assets to its managing member. The sale resulted in recording a $246,656 gain that is included in other income on the statement of income.

7. Commitments

Lease Commitments
The Company leases certain of its offices under operating leases which contain renewal options for periods up to five years at the then fair market rents. Rent expense under these leases was approximately $319,449 for the year ended December 31, 2004.

As of December 31, 2004, future minimum lease payments under noncancellable leases were:

Year	Amount
2005	$ 309,864
2006	134,226
Thereafter	30,602
	$ 474,692

Dowling & Partners Securities, LLC
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2004 and 2003

SCHEDULE I

Net capital	
Capital	$ 16,000,000
Discretionary liability	1,303,857
Total capital and allowable credits	17,303,857
Less nonallowable assets	
Fixed assets	282,211
Other assets	1,034,207
Net capital before haircuts	15,987,439
Haircuts on securities including undue concentration	742,356
Net capital	15,245,083
Less net capital requirement (greater of $798,280 (6-2/3% of aggregate indebtedness) or $100,000)	798,280
Net capital in excess of requirements	$ 14,446,803
Computation of Aggregate Indebtedness Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 as of December 31, 2004	
Total liabilities	$ 14,258,196
Exclusions from aggregate indebtedness	
Discretionary liability	1,303,857
Securities sold, but not yet purchased	980,150
Aggregate indebtedness	$ 11,974,189
Ratio of aggregate indebtedness to net capital	0.79

There are no material differences between this computation and the corresponding computation in the unaudited Part II FOCUS Report as of December 31, 2004.